EXHIBIT 99.1

Brookfield Reinsurance Completes Acquisition of AEL

BROOKFIELD, NEWS, May 02, 2024 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BNRE, BNRE.A) and American Equity Investment Life Holding Company (NYSE: AEL) (“AEL”) today announced the completion of Brookfield Reinsurance’s acquisition of AEL in a cash and stock transaction valued at $56.50 per AEL share. AEL’s leading fixed annuity business bolsters Brookfield Reinsurance’s expanding insurance operations and increases its insurance assets under management to over $100 billion.

Jon Bayer, Managing Partner at Brookfield Reinsurance said, “We are excited to welcome AEL to our organization as we continue to grow, diversify and scale our retirement services capabilities. AEL’s strong franchise and track record of serving policyholders and distribution partners, coupled with the scale of our existing platform and offerings, will position us well for the next phase of growth.”

Brookfield Reinsurance expects to maintain AEL’s headquarters in Des Moines, Iowa, and its growth in the fixed annuity business over time should increase jobs in Iowa. Brookfield Reinsurance also looks forward to supporting the greater Des Moines area, including through maintaining AEL’s existing charitable contributions and through Brookfield’s broader charitable foundation and other charitable initiatives.

Advisors

Barclays served as lead financial advisor to Brookfield Reinsurance and BMO Capital Markets also acted as an advisor to Brookfield Reinsurance on this transaction. Cravath, Swaine & Moore LLP served as legal advisor to Brookfield Reinsurance and Debevoise & Plimpton LLP served as Brookfield Reinsurance’s insurance legal counsel. Torys LLP served as legal advisor to Brookfield Asset Management.

Ardea Partners and J.P. Morgan served as financial advisors and Sullivan & Cromwell LLP acted as legal advisor to AEL on this transaction.

About Brookfield Reinsurance

Brookfield Reinsurance Ltd. (NYSE; TSX: BNRE, BNRE.A) operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Each class A exchangeable limited voting share and each class A-1 exchangeable non-voting share of Brookfield Reinsurance are exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation. (NYSE/TSX: BN).

For more information, please visit our website at bnre.brookfield.com.

About American Equity Life

American Equity Investment Life Holding Company is a leading provider of fixed rate and fixed index annuity products with over 40,000 independent agents and advisors affiliated with independent market organizations (IMOs), banks and broker-dealers. American Equity is headquartered in Des Moines, Iowa and is licensed to sell in 50 states and the District of Columbia. For more information, please visit https://www.american-equity.com/.

Brookfield Contacts: Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com
AEL Contacts: Steven D. Schwartz Tel: (515) 273-3763 Email: sschwartz@american-equity.com

Cautionary Notice Regarding Forward-Looking Statements

Neither Brookfield Reinsurance nor AEL are making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.
This news release and any related oral statements made by our representatives may contain “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance, AEL and Brookfield Reinsurance’s other subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. In particular, statements regarding our plans for the business, including future growth, constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital and financial earnings.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Reinsurance or AEL to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credits; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, neither Brookfield Reinsurance nor AEL undertakes any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.